AMENDMENT TO THAT CERTAIN LITERARY MATERIAL OPTION/PURCHASE AGREEMENT DATED AS OF JULY 1, 2022

This amendment ("Amendment") to that certain executed Literary Material Option/Purchase Agreement dated as of July 1, 2022 (the "Agreement") by and between Good Works Films LLC ("Producer"), and Mario Van Peebles ("Writer") with respect to that certain proposed production presently, tentatively entitled "Outlaws" (the "Picture") and based on the Property as defined in the Agreement.

For good and valuable consideration, the parties hereby agree to amend the Agreement as set forth below. Unless specified otherwise, all defined terms used herein shall have the same meaning as set forth in the Agreement:

With reference to paragraph 5 of the Agreement, the paragraph shall be deleted in its entirety and replaced with the following new paragraph 5:

> 5. **PURCHASE PRICE AND DEFERRED COMPENSATION:**   If   Producer elects to exercise its Option and to produce one or more motion pictures based on the Property (each a "Picture") for initial exhibition theatrically or otherwise, Producer shall purchase the exclusive and perpetual worldwide rights to the Property as specified herein by written notice and payment as follows:
>
> a. Five Thousand Dollars ($5,000) (the "Purchase Price") shall be paid prior to the commencement of principal photography together with written notice that the option has been exercised; and
>
> b. Forty-Five Thousand Dollars ($45,000) ("Deferred Compensation") shall be deferred and paid, if at all, pro-rata and pari-passu with other deferments after recoupment of the cash budget for the Picture including any deferred financed amounts and as further set forth in the collection agency management account agreement for the Picture a copy of which will be provided to Writer when drafted.

In the event of any inconsistency between the terms of the Agreement and this Amendment, the terms of this Amendment shall control. Except as modified by this Amendment, the terms of the Agreement shall remain unchanged and in effect. This Amendment contains the entire understanding of the parties with respect to the subject matter herein, may only be modified by a writing signed by both parties, and shall be subject to the laws of the State of California and the jurisdiction of the courts located in Los Angeles County California.

Agreed and Accepted:

Good Works Films, LLC



DocuSigned by:

Mario Van Peebles
2D8F79AAAB2647B...

Mario Van Peebles

_____
By: Kip Konwiser
Its: Member/Manager